FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 2, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes            No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris files 2015 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Files 2015 Form 20-F

Luxembourg, May 2, 2016 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC website at www.sec.gov and from Tenaris’s website at www.tenaris.com/investors. Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, through our website at http://ir.tenaris.com/investorkit.cfm.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.